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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934



                  Filing No. 1 for the Month of February, 2002



                         ADB Systems International Inc.
                         ------------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __
                                      -

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

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                         ADB SYSTEMS INTERNATIONAL INC.

         On February 26, 2002, ADB Systems International Inc. ("ADB" or the "Company") announced its financial results for the fourth quarter ended December 31, 2001. Full financial tables are attached to this Form 6-K as Exhibit 1. All figures are in Canadian dollars. As of December 31, 2001, the exchange rate was Cdn $1.59 to US$1.00.

         Gross revenue in the fourth quarter was $1.2 million compared to $619,000 in the third quarter of 2001 and $1.2 million in the fourth quarter of 2000. Revenue was comprised of software license sales, service fees for software implementation, application hosting, support and training, and transaction fees from on-line activities performed for customers.

         In compliance with recent changes to Canadian and U.S. generally accepted accounting principles ("GAAP") that govern the treatment of goodwill recorded relating to acquisitions, the Company recorded a goodwill impairment loss of $9.2 million relating to its acquisition of ADB Systemer. Including this impairment loss, ADB recorded a net loss for the period of $12.2 million or $0.32 per basic share. This compares to a net loss of $3.5 million or $0.12 per share in the third quarter of 2001 and a net loss of $16.8 million or $0.61 per basic share in the same period of 2000, each on a post-share consolidation basis.

         Including a $310,000 non-cash charge for amortization of capitalized software, ADB reported a loss from operations of $2.8 million or $0.07 per basic share during the quarter. This compares to an operating loss of $ 2.1 million or $0.08 per basic share in the third quarter of 2001 and an operating loss of $5.6 million or $0.21 per basic share in the fourth quarter of 2000, each on a post-share consolidation basis.

         Operating loss is a non-GAAP earnings measure that may be calculated differently by other issuers. Operating loss is defined as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities.

         As at December 31, 2001, ADB held cash and marketable securities totaling $4.2 million.

         The following key developments were announced during the fourth quarter of 2001:

o On October 10, 2001, the Company received shareholder approval to acquire ADB Systemer, change the Company name to ADB Systems International, and consolidate the Company's shares.

o On October 18, 2001, the Company changed its trading symbol, and began trading on the Toronto Stock Exchange (TSE) under the symbol ADY and on the Nasdaq Stock Market under the symbol ADBI.

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o        The Company signed a contract with VM Alliansen to provide procurement, logistics, and project management capabilities that will support large-scale oil and gas operations in Norway.

o In collaboration with Production Access, the Company signed a contract with Forest Oil, a leading North American energy company, to provide electronic procurement capabilities.

o The Company significantly expanded its software licensing agreement with Hordaland fylkeskommune (HFK), a Norwegian county council

         This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's results to differ materially from expectations. These risks include ADB's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of ADB's products and services, competitive factors, new products and technological changes, and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB's plan will be achieved.

         The Company hereby incorporates by reference this Form 6-K and Exhibit 1 into its Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-40888). The Company does not incorporate by reference
Exhibit 2 into its Registration Statement on Form F-3, and into the prospectus contained therein.

Exhibit 1. Fourth Quarter Financial Results

Exhibit 2. Press Release

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ADB SYSTEMS INTERNATIONAL INC.


Date: February 27, 2002             By:    /s/ John Mackie
                                           ---------------
                                    Name:  John Mackie
                                    Title: Vice-President, General Counsel and
                                           Corporate Secretary